November 14, 2007

Zip+4 Code: 20549

<u>Via Fax & U.S. Mail</u>

Mr. Gareb Shamus
Chief Executive Officer
International Fight League, Inc.
424 West 33rd Street
Suite 650
New York, NY 10001

RE: International Fight League, Inc. (the "Company")
         Form 10-K for the year ended December 31, 2006
         File No. 0-21134

Dear Mr. Shamus:

We have received your letter dated October 29, 2007 and have the following comments. We think you should amend your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within fifteen (15) business days.

1.   We have reviewed the information provided in your letter dated October 29, 2007 in which you explain how you valued and accounted for your arrangements with Fox Sports Network, or FSN and MNTV during 2006 and 2007 but continue to believe that your revenue and expense recognition in connection with the arrangement during these periods is not appropriate. This conclusion is based on the high level of subjectivity involved in estimating the fair value of the broadcast time received and the related amount of distribution fees waived by FSN for broadcasting the Company's events. Another primary factor considered in arriving at our conclusions with respect to this matter is the fact that prior to 2007, the Company had no history of receiving any cash payments or assets readily convertible into cash for the broadcast of its events, which would provide substantive and non-arbitrary evidence as to the value of the broadcast time received from Fox. Furthermore, your disclosure in your Form 10-Q for the quarter ended June 30, 2007 indicates that no formal agreement for the broadcast of your events had been executed with Fox or MNTV for 2007, but rather you were operating under a letter of intent executed in January of 2007 which was not binding on the various parties to the agreement. We believe that all of these factors when considered in the aggregate result in a conclusion that your revenue and expense recognition practices with respect to the FSN agreement during both 2006 and 2007 were not appropriate.

Please note that we would not object to your recognition of revenue and expense under the arrangement with FSN on the basis of the criteria outlined in EITF 99-17, which governs the accounting treatment to be used for barter advertising transactions. Pursuant to the guidance in EITF 99-17, revenue and expense should only be recognized if fair value can be determined on the basis of the Company's historical practice of receiving cash or assets readily convertible into a known amount of cash in similar transactions. In determining the amount of revenue or expense to be recognized, a period not in excess of the prior six months should be used for determining similar cash transactions. Additionally, under this method it is not appropriate to consider cash transactions that occurred subsequent to the non-cash transaction for purposes of determining the fair value of the non-cash transaction. Please note that under this method, we would not object to your decision to use the cash payments received from MNTV in 2007 to serve as a basis for valuing the FSN broadcast time to the extent that the broadcast arrangements are considered similar in nature.

Please revise your financial statements for 2006 and for all quarterly and year to date periods in 2007 to account for your arrangement with FSN in accordance with the guidance outlined in EITF 99-17. Also, your financial statements will need to be revised to disclose your revised accounting policy for recognizing such revenues and related expenses and should include all of the disclosures required by paragraph 26 of SFAS No. 154 with regards to the correction of this error. Also, please ensure that the report of the independent registered public accountant includes an explanatory paragraph with respect to the correction of the error. Refer to the guidance in section AU 420.12 of the AICPA Professional Standards.

2.   The financial statements included in the registration statement on Form S-1 (File No. 333-146629) should be similarly revised.

You may contact Effie Simpson at (202) 551-3346 or, in her absence, the undersigned, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3818 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Michael Keefe, General Counsel
                        (212) 564-6546